UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AdvancePierre Foods Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00782L107

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00782L107	SCHEDULE 13G	Page 2 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OCM APFH Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,223,112 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,223,112 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,112 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	In its capacity as the direct owner of 1,223,112 shares.
(2)	All calculations of percentage ownership herein are based on a total of 78,607,804 shares outstanding as of October 1, 2016, as reported by the Issuer in its prospectus filed with the United States Securities and Exchange Commission pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, on January 20, 2017 (the “Prospectus”).

CUSIP No. 00782L107	SCHEDULE 13G	Page 3 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OCM Principal Opportunities Fund IV Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	In its capacity as the direct owner of 31,732,120 shares and in its capacity as the manager of OCM APFH Holdings, LLC.

CUSIP No. 00782L107	SCHEDULE 13G	Page 4 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OCM Principal Opportunities Fund IV Delaware GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

CUSIP No. 00782L107	SCHEDULE 13G	Page 5 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

CUSIP No. 00782L107	SCHEDULE 13G	Page 6 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 00782L107	SCHEDULE 13G	Page 7 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OCM Principal Opportunities Fund IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

CUSIP No. 00782L107	SCHEDULE 13G	Page 8 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Solely in its capacity as the sole director of OCM Principal Opportunities Fund IV GP Ltd.

CUSIP No. 00782L107	SCHEDULE 13G	Page 9 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 00782L107	SCHEDULE 13G	Page 10 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd.

CUSIP No. 00782L107	SCHEDULE 13G	Page 11 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 00782L107	SCHEDULE 13G	Page 12 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 00782L107	SCHEDULE 13G	Page 13 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 00782L107	SCHEDULE 13G	Page 14 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 00782L107	SCHEDULE 13G	Page 15 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,955,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,955,232 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 00782L107	SCHEDULE 13G	Page 16 of 20

Item 1.

	(a)	Name of Issuer:

AdvancePierre Foods Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

9987 Carver Road

Blue Ash, Ohio 45242

Item 2.

	(a)	Name of Person Filing; Address of Principal Business Office; and Citizenship:

This Schedule 13G is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1) OCM APFH Holdings, LLC, a Delaware limited liability company (“OCM APFH”), in its capacity as the direct owner of 1,223,112 shares;

(2)    OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“POF IV Delaware” and, together with OCM APFH, the “Investors”), in its capacity as the manager of OCM APFH and in its capacity as the direct owner of 31,732,120 shares;

(3) OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (“POF IV Delaware GP”), in its capacity as the general partner of POF IV Delaware;

(4) OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership(“POF IV”), in its capacity as the general partner of POF IV Delaware GP;

(5) OCM Principal Opportunities Fund IV GP, L.P., Cayman Islands exempted limited partnership (“POF IV GP”), in its capacity as the general partner of POF IV;

(6) POF IV GP LTD., a Cayman Islands exempted company (“POF IV GP LTD”), in its capacity as the general partner of POF IV GP;

(7) Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the sole director of POF IV GP LTD;

(8) Oaktree Holdings, Inc., a Delaware corporation (“Holdings”), in its capacity as the general partner of Management;

(9) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the sole shareholder of POF IV GP LTD;

(10) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as general partner of GP I;

(11) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(12) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), in its capacity as the managing member of Holdings I;

(13) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings LLC and as the sole shareholder of Holdings; and

(14) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

	(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”)

	(e)	CUSIP Number:

00782L107

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 00782L107	SCHEDULE 13G	Page 17 of 20

Item 4.	Ownership:

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

OCM APFH is the direct owner of 1,223,112 shares of Common Stock, constituting approximately 1.6% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such shares.

POF IV Delaware is the direct owner of 31,732,120 shares of Common Stock, constituting approximately 40.4% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such shares. In addition, POF IV Delaware, in its capacity as the manager of OCM APFH, has the ability to direct the management of the business of OCM APFH, including the power to vote and dispose of securities held by OCM APFH; therefore, POF IV Delaware may be deemed to beneficially own the shares of Common Stock held by OCM APFH.

POF IV Delaware GP, in its capacity as the general partner of POF IV Delaware, has the ability to direct the management of the business of POF IV Delaware, including the power to vote and dispose of securities held by POF IV Delaware and the power to direct the decisions of POF IV Delaware regarding the vote and disposition of securities held by each of the Investors; therefore, POF IV Delaware GP may be deemed to beneficially own the shares of Common Stock held by each of the Investors.

POF IV, in its capacity as the general partner of POF IV Delaware GP, has the ability to direct the management of the business of POF IV Delaware GP, including the power to direct the decisions of POF IV Delaware GP regarding the vote and disposition of securities held by each of the Investors; therefore, POF IV may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

POF IV GP, in its capacity as the general partner of POF IV, has the ability to direct the management of the business of POF IV, including the power to direct the decisions of POF IV regarding the vote and disposition of securities held by each of the Investors; therefore, POF IV GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

POF IV GP LTD, in its capacity as the general partner of POF IV GP, has the ability to direct the management of the business of POF IV GP, including the power to direct the decisions of POF IV GP regarding the vote and disposition of securities held by each of the Investors; therefore, POF IV GP LTD may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

Management, in its capacity as the sole director of POF IV GP LTD, has the ability to direct the management of the business of POF IV GP LTD, including the power to direct the decisions of POF IV GP LTD regarding the vote and disposition of securities held by each of the Investors; therefore, Management may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

Holdings, in its capacity as the general partner of Management, has the ability to direct the management of the business of Management, including the power to direct the decisions of Management regarding the vote and disposition of securities held by each of the Investors; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

GP I, in its capacity as the sole shareholder of POF IV GP LTD, has the ability to appoint and remove the directors of POF IV GP LTD and, as such, may indirectly control the decisions of POF IV GP LTD regarding the vote and disposition of securities held by each of the Investors; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of the business of GP I, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by each of the Investors; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of the business of Capital I, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by each of the Investors; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

Holding LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of the business of Holdings I, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by each of the Investors; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of the business of Holdings LLC, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by each of the Investors. Additionally, OCG, in its capacity as the sole shareholder of Holdings, has the ability to appoint and remove directors of Holdings and, as such, may indirectly control the decisions of Holdings regarding the vote and disposition of securities held by each of the Investors. Therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

OCGH, in its capacity as the duly elected manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by each of the Investors; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of Common Stock held by each of the Investors.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total of 78,607,804 shares of Common Stock outstanding as of October 1, 2016, as reported by the Issuer in the Prospectus.

CUSIP No. 00782L107	SCHEDULE 13G	Page 18 of 20

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

The member of OCM APFH has a pecuniary interest in the shares of common stock held by OCM APFH.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 00782L107	SCHEDULE 13G	Page 19 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

OCM APFH HOLDINGS, LLC

By:	OCM Principal Opportunities Fund IV Delaware, L.P., its manager

By:	OCM Principal Opportunities Fund IV Delaware GP Inc., its general partner

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.

By:	OCM Principal Opportunities Fund IV Delaware GP Inc., its general partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P., its general partner

By:	OCM Principal Opportunities Fund IV GP Ltd., its general partner

By:	Oaktree Capital Management, L.P., its director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd., its general partner

By:	Oaktree Capital Management, L.P., its director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P., its director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President